FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 21, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated June 21, 2007

Item 1.

GAFISA S.A.

NOTICE TO THE MARKET

Gafisa S.A. informs the market that received today the following information from its shareholder Brazil Development Equity Investments, LLC, for the purposes of Section 12, paragraph 4 of CVM Rule # 358/02:

“BRAZIL DEVELOPMENT EQUITY INVESTMENTS, LLC, a company duly incorporated and existing in accordance with the laws of the State of Delaware, United States of America, with its head office at The Corporation Trust Company, Corporation Trust Center, 1209 - Orange Street, Wilmington, New Castle County, Delaware 19801, enrolled at CNPJ/MF under No. 05.518.017/0001-59 (“BDEI”), represented herein by its attorneys-in-fact, inform, based in Section 12, paragraph 4 of CVM Rule # 358 and further amendments, that on June 21, 2007 sold the totality of its shares, issued by Gafisa S.A. (the “Company”), corresponding to 9,364,273 (nine million, three hundred and sixty four thousand, two hundred and seventy three) common shares, representing 7.1% of the Company’s capital stock.”

São Paulon June 21, 2007

Gafisa S.A.
[●]
Investors’ Relation Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date: June 21, 2007	By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari
Title: Chief Financial Officer and Director of Investor Relations